FORM U-12(I)-B (THREE-YEAR STATEMENT)

                        SECURITIES AND EXCHANGE COMMISSION
                                 WASHINGTON, D.C.

                          Three-Year Period Ending 2004

                      FORM U-12(I)-B (Three-Year Statement)


STATEMENT PURSUANT TO SECTION 12(i) OF PUBLIC UTILITY HOLDING COMPANY ACT OF
   1935 BY A PERSON REGULARLY EMPLOYED OR RETAINED BY A REGISTERED HOLDING COMPANY OR A SUBSIDIARY THEREOF AND WHOSE EMPLOYMENT CONTEMPLATES ONLY ROUTINE EXPENSES AS SPECIFIED IN RULE U-71(b).

(To be filed in DUPLICATE.  If acknowledgment is desired, file in triplicate)

                     (SEE INSTRUCTIONS ON BACK OF THIS FORM)

1. Name and business address of person filing statement.

   Thomas V. Foley
   Clerk of the Board and Manager           Assistant Secretary
   Holyoke Water Power Company              Western Massachusetts Electric Co.
   One Canal Street                         174 Brush Hill Avenue
   Holyoke, Massachusetts 01040-5883        West Springfield, MA 01090-0010

2. Name and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U-71.

   None.

3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

   Holyoke Water Power Company (HWP) is a subsidiary of Northeast Utilities. HWP is a manufacturer and provides retail and wholesale electric services in the Commonwealth of Massachusetts. Western Massachusetts Electric Company (WMECO) is a subsidiary of Northeast Utilities. WMECO is an electric utility and provides retail and wholesale electric services in the Commonwealth of Massachusetts.

4. Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship.

   The undersigned is Clerk of the Board and Manager of HWP, and Assistant Secretary of WMECO. He will represent HWP, WMECO and other Northeast Utilities system companies, as and when appropriate, in connection with matters and issues pertaining to the electric and gas utility industries, including the issuance of securities, rate matters, affiliations, acquisitions and dispositions, the licensing of hydroelectric projects, and other matters before the Securities and Exchange Commission, the Department of Energy and Congress or some of such bodies.

5. (a) Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3. (Use column (a) as supplementary statement only.)

       Name of Recipient    Salary or other Compensation    Person or company
                                                            from whom received
                                        to be received      or to be received
                            (a)         (b)

       Thomas V. Foley      $ - 0 -     Cannot determine    Holyoke Water Power
                                                            Company

   (b) Basis for compensation if other than salary.

6. (To be answered in supplementary statement only. See instructions.) expenses incurred by the undersigned or any person named in Item 2, above, during the calendar year in connection with the activities described in
   Item 4, above, and the source or sources of reimbursement for same.

   (a) Total amount of routine expenses charged to client:  $   None
   (b) Itemized list of all other expenses:  No other expenses.


Date:  January 23, 2001           (Signed) /s/ Thomas V. Foley